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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                               (AMENDMENT NO. 17)


                              NEW YORK BANCORP INC.
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                                (Name of Issuer)


       COMMON STOCK, $.01 PAR VALUE                           649389 10 3
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      (Title of class of securities)                         (CUSIP number)


                                 DENNIS J. BLOCK
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153
                                 (212) 310-8000
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      (Name, address and telephone number of person authorized to receive notices and communications)


                                 NOT APPLICABLE
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             (Date of event which requires filing of this statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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NYFS10...:\81\65281\0010\1819\SCH0097R.01C

---------------------------------           ------------------------------------
CUSIP No. 649389 10 3                                    13D-Page 2
---------------------------------           ------------------------------------

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 1        NAME OF REPORTING PERSON:                 PATRICK E. MALLOY, III

          S.S. OR I.R.S. IDENTIFICATION NO.                    ###-##-####
          OF ABOVE PERSON:
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 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:             (A) [X]
                                                                        (B) [_]
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 3        SEC USE ONLY

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 4        SOURCE OF FUNDS:            PF, OO

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 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) OR 2(e):                                             [_]
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 6        CITIZENSHIP OR PLACE OF ORGANIZATION:     UNITED STATES

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 NUMBER OF           7    SOLE VOTING POWER:                   2,791,664*
   SHARES
                  --------------------------------------------------------------
BENEFICIALLY         8    SHARED VOTING POWER:                 0
  OWNED BY
                  --------------------------------------------------------------
    EACH             9    SOLE DISPOSITIVE POWER:              2,791,664*
 REPORTING
                  --------------------------------------------------------------
PERSON WITH         10    SHARED DISPOSITIVE POWER:            0

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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH          2,791,664*
          REPORTING PERSON:

                                       *INCLUDES SHARES SUBJECT TO STOCK OPTIONS
                                        EXERCISABLE PRESENTLY AND WITHIN 60 DAYS
                                        FROM THE DATE HEREOF. SEE ITEM 5.

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12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES:                                         [X]

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):             12.8%

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14        TYPE OF REPORTING PERSON:                 IN

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SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------------           ------------------------------------
CUSIP No. 649389 10 3                                     13D-Page 3
---------------------------------           ------------------------------------

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 1        NAME OF REPORTING PERSON:                 MICHAEL A. MCMANUS JR.

          S.S. OR I.R.S. IDENTIFICATION NO.                    ###-##-####
          OF ABOVE PERSON:
--------------------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:            (A) [X]
                                                                       (B) [_]
--------------------------------------------------------------------------------
 3        SEC USE ONLY

--------------------------------------------------------------------------------
 4        SOURCE OF FUNDS:            PF, OO

--------------------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) OR 2(e):                                             [_]
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 6        CITIZENSHIP OR PLACE OF ORGANIZATION:     UNITED STATES

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 NUMBER OF           7    SOLE VOTING POWER:                   586,107*
   SHARES
                  --------------------------------------------------------------
BENEFICIALLY         8    SHARED VOTING POWER:                 0
  OWNED BY
                  --------------------------------------------------------------
    EACH             9    SOLE DISPOSITIVE POWER:              586,107*
 REPORTING
                  --------------------------------------------------------------
PERSON WITH         10    SHARED DISPOSITIVE POWER:            0

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH          586,107*
          REPORTING PERSON:

                                      * INCLUDES SHARES SUBJECT TO STOCK OPTIONS
                                        EXERCISABLE PRESENTLY AND WITHIN 60 DAYS
                                        FROM THE DATE HEREOF. SEE ITEM 5.

--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES:                                          [X]

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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):             2.7%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON:                 IN

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SEE INSTRUCTIONS BEFORE FILLING OUT!

            This statement is the seventeenth amendment to a statement on
Schedule 13D (as amended, the "Schedule 13D") filed with the Securities and Exchange Commission on behalf of Patrick E. Malloy, III ("Malloy") and Michael
A. McManus, Jr. ("McManus") in connection with their ownership of shares of common stock, par value $.01 per share, of New York Bancorp Inc.

            This Amendment No. 17 to the Schedule 13D is the first electronically filed amendment to the paper format Schedule 13D, originally filed on August 18, 1989. Accordingly, pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), this Amendment restates the entire text of the Schedule 13D as now in effect.

ITEM 1.     SECURITY AND ISSUER
            -------------------

            This statement relates to the shares of common stock, par value $.01 per share (the "Common Stock") of New York Bancorp Inc. (the "Company"), the principal offices of which are located at 241-02 Northern Boulevard, Douglaston, New York 11362.

ITEM 2.     IDENTITY AND BACKGROUND
            -----------------------

            Malloy and McManus had previously filed amendments to the Schedule 13D jointly by reason of certain agreements and arrangements pursuant to which they may have been deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act. Each such agreement and arrangement has terminated and is of no further force or effect. Malloy and McManus currently have no agreements, arrangements or understandings between themselves relating to the holding, voting or disposition of the Common Stock. Accordingly, from and after the date of this Amendment No. 17, Malloy and McManus will no longer file amendments to the Schedule 13D jointly.


            (a) - (c): Malloy is President of Malloy Enterprises, Inc., real estate and other investments, Bay Street at the Waterfront, North Haven, New York 11963. Malloy became a director of the Company in January 1990 and serves as the Chairman of the Board of Directors of the Company.

            McManus is President, Chief Executive Officer and a director of the Company and Vice Chairman of the Board of Directors of Home Federal Savings Bank, a subsidiary of the Company.

            (d) - (e): During the last five years, neither Malloy nor McManus has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and neither has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f): Each of Malloy and McManus is a United States citizen.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
            -------------------------------------------------

            Malloy paid $1,181,586 to purchase 134,066 shares of Common Stock since the filing of Amendment No. 16 to the Schedule 13D. The foregoing number of shares reflects a 3-for-2 stock-split effective January 23, 1997 and a 4-for-3 stock-split effective July 24, 1997.

            McManus paid $421,983 to purchase 80,653 shares of Common Stock since the filing of Amendment No. 16 to the Schedule 13D. The foregoing number of shares reflects a 3-for-2 stock-split effective January 23, 1997 and a 4-for-3 stock-split effective July 24, 1997.

            The funds used by each of Malloy and McManus to purchase shares of Common Stock were derived from borrowings through their respective margin accounts and from their respective personal funds.

ITEM 4.     PURPOSE OF THE TRANSACTION
            --------------------------

            Each of Malloy and McManus acquired his shares of Common Stock for the purposes of investment and to obtain an equity interest in the Company. As directors and officers of the Company and Home Federal Savings Bank, each of Malloy and McManus participates in and influences the formulation of the business plans and strategies of the Company and its subsidiaries. Each of Malloy and McManus may, from time to time, seek to acquire additional shares of Common Stock pursuant to the exercise of outstanding options or otherwise or may dispose of shares of Common Stock.

            Except as set forth above, neither Malloy nor McManus has any plans or intentions which would result in or relate to any of the actions described in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER
            ------------------------------------

            (a) As of December 23, 1997, Malloy and McManus beneficially owned the following number of shares of Common Stock (the approximate percentage of the shares of Common Stock owned as indicated in parentheses below is based on 21,359,427 shares of Common Stock outstanding as of December 23, 1997, adjusted to reflect the number of shares subject to stock options exercisable presently and within 60 days from the date of this Amendment held by Malloy and McManus, respectively):

            (i) Malloy beneficially owned 2,791,664 shares of Common Stock (12.8%). Two separate trusts established for the benefit of Malloy's children owned in the aggregate 117,442 shares of Common Stock. Malloy has no arrangements, understandings or agreements with the trustee of these trusts relating to the Common Stock and disclaims beneficial ownership of such shares. The foregoing number of shares shown as beneficially owned by Malloy includes 351,866 shares subject to presently exercisable options and 38,000 shares subject to options exercisable within 60 days from the date of this Amendment, awarded to Malloy under Company stock option plans.

            (ii) McManus beneficially owned 586,107 shares of Common Stock (2.7%). Such number of shares includes 164 shares owned by McManus' minor son, 302,328 shares subject to presently exercisable options and 37,998 shares subject to options exercisable within 60 days from the date of this Amendment, awarded to McManus under Company stock option plans.

            Malloy and McManus each disclaims beneficial ownership of the shares of Common Stock beneficially owned by the other.

            (b) The responses of Malloy and McManus to items (7) through (11) of the portions of the cover page of this Schedule 13D which relate to beneficial ownership of shares of the Common Stock are incorporated herein by reference.

            (c) Except as set forth in Schedule A attached hereto, neither Malloy nor McManus has effected any transactions in the Common Stock since the filing of Amendment No. 16 to the Schedule 13D.

            (d) Not applicable.

            (e) Not applicable.

ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
            RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
            ------------------------------------------------------

            Not Applicable

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS
            --------------------------------

            Not Applicable

                                    SIGNATURE

      After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.



Dated: December 24, 1997

                                  /s/ Patrick E. Malloy, III
                                  ----------------------------------
                                  Patrick E. Malloy, III

                                   SIGNATURE

      After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.



Dated: December 24, 1997

                                  /s/ Michael A. McManus, Jr.
                                  ----------------------------------
                                  Michael A. McManus, Jr.

                                                                   SCHEDULE A


                    Transactions in Shares of Common Stock
                  Since Amendment No. 16 to the Schedule 13D


                              Number of Shares
                              Purchased (Sold)(1)
                              and How Transaction         Price Per
               Date           was Effected(3)(4)(5)       Share(1)(2)
               ----           ---------------------       -----------

Patrick E.
Malloy, III:


             02/06/95             20,000(3)                $8.25

             02/08/95             21,200(3)                $8.25

             02/09/95             20,000(3)                $8.25

             02/22/95             20,000(3)                $8.563

             02/24/95             10,000(3)                $8.375

             03/01/95             20,000(3)                $8.375

             06/21/95                200(3)               $10.125

             03/03/97             22,666(4)               $11.125

             11/06/97            (55,000)(3)              $35.00

             11/07/97            (43,500)(3)              $34.714

             11/10/97            (26,112)(3)              $34.887

             11/17/97             (1,250)(5)                N/A

             12/18/97            (12,000)(5)                N/A

Michael A.
McManus, Jr:


             05/18/95             11,616(4)                $3.788

             05/18/95             19,800(4)                $3.94

             06/26/95             19,800(4)                $3.94

             01/26/96             14,998(4)                $6.667

                              Number of Shares
                              Purchased (Sold)(1)
                              and How Transaction         Price Per
               Date           was Effected(3)(4)(5)       Share(1)(2)
               ----           ---------------------       -----------

Michael A.
McManus, Jr:
(continued)

             04/11/96              3,302(4)                $6.667

             01/31/97             11,137(4)                $8.977


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(1) Giving effect to a 3-for-2 stock-split effective January 23, 1997 and a
4-for-3 stock-split effective July 24, 1997.

(2) Excluding brokerage commissions.

(3) Open market transaction.

(4) Exercise of options.

(5) Bona fide gift.





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